December 2, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Targa Resources Corp. Registration Statement on Form S-1 (File No. 333-169277)
Ladies and Gentlemen:
          As Representatives of the several underwriters of the Company’s proposed public offering of up to 15,812,500 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 12:00 p.m. (Washington, D.C. time) on December 6, 2010, or as soon thereafter as is practicable.
          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 29, 2010, through the date hereof:
          Preliminary Prospectus dated November 29, 2010:
          16,487 copies to prospective Underwriters, institutional investors, dealers and others
          The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
MORGAN STANLEY & CO. INCORPORATED
MERRILL LYNCH, PIERCE, FENNER & SMITH                               INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
DEUTSCHE BANK SECURITIES INC.
As Representatives of the several Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President